United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-30489
Cusip No. 53221T 10 8

(Check One):   [X]  Form 10-KSB   [  ]  Form 20-F   [   ]  Form 11-K   [ ]  Form 10-Q and Form 10-QSB   [   ]  Form N-SAR

     For Period Ended: June 30, 2005

_________________

[   ]               Transition Report on Form 10-K
[   ]               Transition Report on Form 20-F
[   ]               Transition Report on Form 11-K
[   ]               Transition Report on Form 10-Q
[   ]               Transition Report on Form N-SAR

For the Transition Period Ended:

_________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1: REGISTRANT INFORMTION

Full Name of Registrant: Lifeline Therapeutics, Inc.

Former Name If Applicable: Yaak River Resources Inc.

Address of Principal Executive Office (street and number): 6400 South Fiddler’s Green Circle, Suite 1970

City, State and Zip Code: Englewood, Colorado, 80111

PART 11: RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]

         (b)       The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III: NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant is unable to complete its report on Form 10-KSB within the prescribed time without unreasonable effort or expense due to, among other things, delays caused by time demands from the Registrant’s recent activities. Accordingly, Registrant needs the extension of time to complete its report on Form 10-KSB.

PART IV: OTHER INFORMATION

     (1)          Name and telephone number of person to contact in regard to this notification:

William Kutney 720 488-1711 ___________________________________________________________________________________________ (Name) (Area Code) (Telephone Number)

     (2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]   Yes     [  ]  No

     (3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]   Yes     [  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant anticipates estimated revenues of $2,353,795 for the fiscal year ended June 30, 2005, compared with no revenues for the fiscal year ended June 30, 2004.  Registrant anticipates a net loss for the fiscal year ended June 30, 2005 that is substantially in excess of the net loss of $453,441 for the fiscal year ended June 30, 2004.  Registrant believes that a reasonable estimate of the net loss for the fiscal year ended June 30, 2005 cannot be made at this time because it has not yet made final decisions concerning the accounting treatment of a number of matters.

LIFELINE THERAPEUTICS, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2005	/s/ William Kutney
By: William Kutney, Chief Financial Officer